Exhibit 99.115

STRICTLY Private and confidential

To:	Tianjin Qixin Zhicheng Technology Co., Ltd. (天津奇信志成科技有限公司, the “SPV1” or “Borrower”)

Attention:	Zhou Hongyi

                            18          December, 2015

Dear Sirs:

Transformer – Debt Commitment Letter

We, China Merchants Bank Co., Ltd. (招商银行股份有限公司) (the “Mandated Lead Arranger”) and China Merchants Bank Co., Ltd. (招商银行股份有限公司) (the “Underwriter”), are pleased to set out the terms and conditions on which the Mandated Lead Arranger irrevocably commits to arrange, and the Underwriter irrevocably commits to underwrite, 100% of a term facility of up to an RMB equivalent of US$3,000,000,000 (the “Facility”).

The Facility shall be used to finance part of the Borrower’s subscription for shares in 天津奇信通达科技有限公司 (Tianjin Qixin Tongda Technology Co., Ltd.) (the “SPV2”), the proceeds of which will be applied by SPV2 to fund or cause to be funded, directly or indirectly through True Thrive Limited (诚盛有限公司), an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Midco”) or New Summit Limited (新峰有限公司), an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Merger Sub”), the transactions contemplated under that certain Agreement and Plan of Merger, to be entered into by Qihoo 360 Technology Co. Ltd (QIHU), a company listed in US NYSE (the “Target”), SPV1, SPV2, Midco, Merger Sub and certain other parties identified therein (the “Merger Agreement”), including payment of merger consideration and option consideration for certain of the Target’s securities, the repurchase of the Target’s convertible notes and payment of related fees and expenses of the transactions pursuant to the terms of the Merger Agreement.

This letter is to be read together with the term sheet attached hereto as Appendix A to this letter (the “Term Sheet”, together with this letter and appendices attached hereto, this “Commitment Letter”).

Each capitalised term defined in the Term Sheet, unless otherwise defined in this Commitment Letter or the other Underwriting Documents (as defined below), has the same meaning when used in this Commitment Letter. For purposes of the Underwriting Documents:

“Buyer Group Members” means any investor that has become a direct shareholder of SPV1 or SPV2 prior to the merger effective date under the Merger Agreement, excluding any employee stock ownership plan and any individual employee (either personally or through one or more corporate vehicles or trusts) who possesses any ownership interest in SPV2.

“Business Day” means a day (other than a Saturday or Sunday) on which banks are open for general business in New York City, the Cayman Islands, Hong Kong and PRC.

“Certain Funds Period” means the period commencing on the date of this Commitment Letter and ending on the date falling ten (10) months after the date of the Merger Agreement.

“Facility Agreement” means the facility agreement to be entered into by the Finance Parties and the Borrower relating to the provision of the Facility.

1

“Fee Letter” means any fee letter dated on or about the date of this letter from the Mandated Lead Arranger or the Underwriter to the Borrower.

“Finance Documents” means the Facility Agreement, any Fee Letter, the transaction security documents and any other documents designated as such by the parties hereto.

“PRC” means the People’s Republic of China, but for the purpose of this definition excluding Hong Kong Special Administrative Region (“Hong Kong”), the Macau Special Administrative Region and Taiwan.

“SPV2 Commitment Letter” means the commitment letter from China Merchants Bank Co., Ltd. (招商银行股份有限公司) to SPV2 dated on or about the date of this letter.

“SPV2 Term Sheet” means the term sheet attached to the SPV2 Commitment Letter as Appendix A.

“SPV2 Underwriting Documents” means the SPV2 Commitment Letter (including the SPV2 Term Sheet and other appendices to the SPV2 Commitment Letter).

“Target Group” means the Target and its subsidiaries.

“Underwriting Documents” means this Commitment Letter (including the Term Sheet and other appendices).

1	COMMITMENT

The Mandated Lead Arranger hereby irrevocably commits to arrange, and the Underwriter hereby irrevocably commits to underwrite and to provide, the whole Facility on and subject to the terms and conditions set out in the Underwriting Documents (such respective commitments by the Mandated Lead Arranger or the Underwriter, the “Commitments”). The Facility shall be made available to you on the terms set out in the Term Sheet.

2	GRANT OF MANDATE

2.1	Subject to paragraph 2.2 below, the Mandated Lead Arranger is hereby appointed as exclusive arranger and bookrunner of the Facility and the Underwriter is hereby appointed as exclusive underwriter of the Facility.

2.2	Subject to the mutual agreement of the Mandated Lead Arranger, the Underwriter and the Borrower, the parties hereto may jointly appoint up to two (2) additional mandated lead arrangers and underwriters to participate in the Facility, and the parties agree to make such amendments to the Underwriting Documents as are necessary to reflect the additional parties to the Underwriting Documents. If the Underwriter transfers any portion of its commitment under the Facility prior to the Closing Date and if the transferee defaults in its obligation to provide its pro rata share of a utilisation, then the Underwriter agrees to provide (in addition to any portion of its commitment it has not transferred) the amount by way of utilisations of the Facility that the defaulting transferee was obliged to provide up to the amount that the Underwriter had transferred to such transferee.

2.3	China Merchants Bank Co., Ltd. (招商银行股份有限公司) confirms that it is willing to act as Facility Agent and Security Agent on the terms set out in the Facility Agreement.

2

2.4	Unless and until this Commitment Letter terminates in accordance with the terms of this Commitment Letter and subject to paragraph 2.2 above, you shall ensure that no Buyer Group Member appoints, or awards any title to, a third party in connection with arranging and/or underwriting the Facility without our prior written consent (other than as to arranging and underwriting the SPV2 Facility which shall be governed by the SPV2 Underwriting Documents). Except as otherwise provided in the Underwriting Documents, no fees or compensation in connection with the Facility or any other financing to fund the Merger shall be payable to anyone without the prior written consent of the Mandated Lead Arranger.

3	INFORMATION

3.1	Save as disclosed in writing to the Mandated Lead Arranger or the Underwriter prior to the date of this letter or prior to the date on which the relevant Information (as defined below) is provided to the Mandated Lead Arranger or the Underwriter, you hereby represent (as at the date of this letter, and by reference to the facts and circumstances then existing) and warrant that to your knowledge:

(a)	all material written factual information concerning you and your subsidiaries and the Target Group, other than any financial projections (the “Projections”), other forward-looking information and information of a general economic or industry-specific nature, that has been or will be made available to any of us by or on behalf of you in connection with the transactions contemplated hereby (the “Information”), when taken as a whole, does not or will not, when furnished, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made (after giving effect to all supplements and updates thereto from time to time); and

(b)	the Projections that have been or will be made available to any of us by or on behalf of you have been or will be prepared in good faith based upon assumptions believed by you to be reasonable at the time furnished (it being recognized by us that such Projections are not to be viewed as facts and are subject to significant uncertainties and contingencies many of which are beyond your control, that no assurance can be given that any particular financial projections will be realized, that actual results may differ from projected results and that such differences may be material).

3.2	Notwithstanding anything to the contrary contained in this Commitment Letter, none of the making of any representation under this paragraph 3, any supplement thereto, or the accuracy of any such representation shall constitute a condition precedent to the availability and initial funding of the Facility, including, without limitation, under paragraph 4 (Underwriting Conditions) and paragraph 5 (Certain Funds) of this Commitment Letter.

4	UNDERWRITING CONDITIONS

4.1	The Underwriter’s underwriting of the Facility is subject only to the satisfaction of the following conditions:

(a)	execution of a mutually acceptable Facility Agreement, reflecting the terms and conditions set out in the Term Sheet, by all parties thereto, provided that this paragraph (a) shall not apply in the case of a breach by the Mandated Lead Arranger or the Underwriter of paragraph 6 (Execution of Facility Agreement) of this letter;

(b)	satisfaction (or waiver by the Underwriter) of all conditions precedent to the obligations of the Mandated Lead Arranger and the Underwriter set out in section “Conditions Precedent” in the Term Sheet; and

(c)	compliance by the Borrower in all material respects with the material terms of the Underwriting Documents to the extent that any failure to so comply with terms of the Underwriting Documents would result in any Certain Funds Condition not being satisfied (had the Facility Agreement been entered into as of the date of this Commitment Letter),

3

and upon satisfaction or waiver by the Underwriter, the initial funding under the Facility shall occur.

5	CERTAIN FUNDS

5.1	The Commitments are made on a certain funds basis, as set out in the Underwriting Documents, during the Certain Funds Period. Accordingly, and notwithstanding anything to the contrary herein or in any Underwriting Document, during the Certain Funds Period, the only conditions to utilisation of the Facility are as expressly set out in paragraph 4 (Underwriting Conditions) of this Commitment Letter. None of the Underwriting Documents, the Facility Agreement or the other Finance Documents shall contain any material adverse effect conditionality in respect of the Commitments.

5.2	The Mandated Lead Arranger and the Underwriter confirm that:

(a)	their respective Commitments and the Facility have been approved by their respective credit committees and all other relevant internal bodies or approvals process required to provide the Commitments and each of the Mandated Lead Arranger and the Underwriter confirms that it has received all due diligence required by it in respect of the Merger, the Buyer Group Members, the Target Group and otherwise in connection with making the Facility available in connection with the Merger;

(b)	they have completed all approval processes and received all final internal approvals required to execute this Commitment Letter and the other Underwriting Documents and provide their respective Commitments; and

(c)	they have completed and are satisfied with the results of all client identification procedures they are respectively required to carry out in connection with making the Facility available in connection with the Merger in compliance with all applicable laws, regulations and internal requirements (including but not limited to all applicable money laundering rules and all “know your customer” requirements).

5.3	The Mandated Lead Arranger and the Underwriter each further confirms that the Merger Agreement which is required as a condition precedent under the Term Sheet (as at the date of this Commitment Letter) has been delivered to the Mandated Lead Arranger and the Underwriter, and in the form delivered is (and subject to it remaining in substantially the same form, or with such supplements or other modifications (which in the aggregate, do not materially and adversely affect the interests of the Mandated Lead Arranger and the Underwriter taken as a whole), when delivered in final form, will be) acceptable to the Mandated Lead Arranger and the Underwriter for the purposes of satisfying any of the conditions precedent in the Term Sheet which corresponds to that document.

5.4	If it becomes unlawful in any applicable jurisdiction for the Mandated Lead Arranger or the Underwriter to perform any of their obligations as contemplated by the Underwriting Documents or to fund, issue or maintain their participation under the Facility, such Mandated Lead Arranger or Underwriter shall:

(a)	promptly notify you upon becoming aware of the event; and

4

(b)	in consultation with you, take all reasonable steps to mitigate any circumstances which arise and which would result in their underwriting in respect of the Facility not being available including (but not limited to) transferring its rights and obligations under the Underwriting Documents to one or more of its affiliates.

5.5	The obligations of the Mandated Lead Arranger and the Underwriter are several and a failure by a Mandated Lead Arranger or an Underwriter to perform its obligations under any of the Underwriting Documents shall not affect the obligations of any other Mandated Lead Arranger or Underwriter. No Mandated Lead Arranger or Underwriter is responsible for the obligations of another Mandated Lead Arranger or Underwriter.

6	EXECUTION OF FACILITY AGREEMENT

6.1	Each of the Mandated Lead Arranger and the Underwriter undertakes to negotiate in good faith, to use best efforts and to allocate sufficient resources and personnel to ensure that the parties hereto shall enter into the Facility Agreement and the other Finance Documents, in all relevant capacities (required to be entered into as a condition precedent to the initial utilisation of the Facility) on terms consistent with the Term Sheet, as soon as reasonably practicable following countersigning of this Commitment Letter by the Borrower and in any event on or prior to the date falling seven months after the date the Merger Agreement is signed (or such later date as may be mutually agreed by the parties hereto (each party acting reasonably)) (the “Proposed Signing Date”), subject to:

(a)	you signing and returning to us copies of the Underwriting Documents; and

(b)	entry into the Merger Agreement by the parties thereto.

6.2	The Mandated Lead Arranger’s and the Underwriter’s respective undertaking above to negotiate in good faith, to use their best efforts and to allocate sufficient resources and personnel to ensure that they enter into the Facility Agreement and the other Finance Documents shall expire on the termination of this Commitment Letter.

6.3	If, despite good faith negotiation, we are not able to agree on a term of the Finance Documents by the Proposed Signing Date, then as soon as practicable following that date the Mandated Lead Arranger, the Underwriter and the Borrower undertake to sign all Finance Documents required to be signed prior to the Utilisation of the Facility and any such term not previously agreed on will, to the extent comparable with respect to the Facility, be in the form of the current standard form of syndicated loan template published by China Banking Association (“CBA Template”) and to the extent that no comparable clause is included in the CBA Template, be in the form of the current standard form of the Senior Multicurrency Term and Revolving Facilities Agreement for Leveraged Acquisition Finance Transactions (“LMA Template”, and together with the CBA Template, the “Precedent Facility Agreement”) (subject to the specific terms of the Term Sheet) provided that where the relevant Precedent Facility Agreement contains a drafting option, is silent on a particular point or the provisions of the Precedent Facility Agreement require more than minor or technical changes in order to be incorporated into the Facility Agreement, the relevant language shall be such option or language as is reasonably requested by the Mandated Lead Arranger or if the Mandated Lead Arranger does not specify any option or language within 5 days of the date of a written request by you, such option or language reasonably requested by you.

7	UNDERTAKING TO PAY

5

7.1	You undertake to pay (or to procure payment) to the Mandated Lead Arranger as soon as reasonably practicable, and in any event within 5 Business Days following demand, an amount equal to any liability, damages, cost, loss or expense (each, a “Loss”) (including reasonable and documented legal fees subject to a cap mutually agreed and excluding, in each case, indirect or consequential damages, and any loss of profit) incurred by the Mandated Lead Arranger, the Underwriter or any of their respective Affiliates or any of their (or their respective Affiliates’) directors, officers, employees or agents (each, an “Indemnified Person”) arising out of, in connection with or based on any action, claim, suit, investigation or proceeding (in each case, whether or not any Indemnified Person is party and including any action, claim, investigation or proceeding to preserve or enforce rights) commenced, pending or threatened in relation to any Underwriting Document, the use of proceeds of any Facility or the Merger (whether or not made) except to the extent the Loss resulted primarily from (a) the gross negligence or wilful misconduct of the relevant Indemnified Person, (b) a breach by the relevant Indemnified Person of (i) any term of the Underwriting Documents or any confidentiality undertaking or (ii) any law, (c) claims by you or the Target against the Mandated Lead Arranger or the Underwriter, (d) any wilful breach by such Indemnified Person of any applicable law or (e) claims of an Indemnified Person against another Indemnified Person.

7.2	You undertake to pay (or to procure payment) to the Mandated Lead Arranger on demand an amount equal to any reasonable cost or expense (including reasonable and documented legal fees) incurred in connection with investigating, preparing, pursuing or defending any action, claim, suit, investigation or proceeding arising out of, in connection with or based on any of the above, whether or not any Indemnified Person is a party.

7.3	The Mandated Lead Arranger shall not have any duty or obligation, whether as fiduciary for any Indemnified Person or otherwise, to recover any payment made under paragraph 7.1 or 7.2.

7.4	You agree that no Indemnified Person shall have any liability (whether direct or indirect, in contract or tort or otherwise) to you or any of your Affiliates for or in connection with anything referred to in paragraph 7.1 except for breach of any Underwriting Document or the Facility Agreement or any other Finance Documents or any such liability for losses, claims, damages or liabilities incurred by you or any of your Affiliates that in each case resulted primarily from the gross negligence or wilful misconduct of that Indemnified Person. No Indemnified Person shall be responsible or have any liability to you or any of your Affiliates or anyone else for consequential losses or damages.

7.5	Each Indemnified Person shall, in consultation with you, take all reasonable steps to mitigate any Loss and shall consult with you and give (subject to legal restrictions) such information and assistance to you as you may reasonably request in connection with any action, claim, suit, proceeding or investigation in connection with a Loss and shall not take any action which might reasonably be expected to prejudice your position in relation to any such action, claim, suit proceeding or investigation.

7.6	On the date the Facility Agreement becomes effective, your obligations under this paragraph 7 shall terminate and be superseded by the relevant terms of the Facility Agreement and this paragraph 7 shall cease to have effect.

8	FEES AND EXPENSES

8.1	You shall pay the Mandated Lead Arranger the fees in the amount and on the terms set out in a Fee Letter separately agreed by the parties hereto or as set out in the Term Sheet.

8.2	Whether or not the Finance Documents are signed, the Borrower shall, within five Business Days of demand by the Mandated Lead Arranger, subject to a cap mutually agreed by the parties hereto, pay the Mandated Lead Arranger (or its/their legal advisor(s)) the amount of all costs and expenses (including legal fees subject to such caps as agreed with the Mandated Lead Arranger’s legal advisor(s)) reasonably incurred by it/them in connection with the negotiation, preparation, printing and execution of the Underwriting Documents and the Finance Documents.

6

8.3	Payment under paragraph 8.2 shall be accompanied by invoice(s) in relation to such costs and expenses together with reasonable documentary evidence of such costs and expenses.

9	Confidentiality

9.1	The parties acknowledge that the terms and conditions of the Underwriting Documents are confidential and are not to be disclosed to or relied upon by anyone else, except disclosure of such terms and conditions or a copy of any of them is permitted to the extent made as follows:

(a)	to SPV2, the Parent, the Merger Sub, the Target Group and the current direct or indirect owners and management of the Target Group or any of their Affiliates and their respective officers, directors, employees, investors and advisors or any of their Affiliates on a “need to know” and confidential basis for purposes of the Merger;

(b)	to your, any Buyer Group Member, the Mandated Lead Arranger’s or the Underwriter’s Affiliates or to any of their or their Affiliates’ respective officers, directors, employees, investors and advisors on a “need to know” and confidential basis for purposes of the Merger;

(c)	to anyone else to the extent required by law, regulation or applicable governmental or regulatory authority (including any applicable stock exchange and the US Securities and Exchange Commission) or court, or required pursuant to any legal, arbitral or administrative proceedings or process;

(d)	to the “Special Committee” of the Target and its professional advisers;

(e)	in connection with the establishment of any due diligence defence;

(f)	in connection with any preservation or enforcement of rights under any Underwriting Document; or

(g)	by the Mandated Lead Arranger or the Underwriter on a “need to know” and confidential basis to any potential Lender looking to participate in the Facility and any potential mandated lead arrangers or underwriters looking to arrange or underwrite, as applicable, part of the Facility who has been made aware of and agrees to be bound by the obligations under this paragraph 9, on condition that the Mandated Lead Arranger and the Underwriter shall not disclose to any potential Lender any information regarding fees payable under the Underwriting Documents.

9.2	Notwithstanding anything to the contrary in any Underwriting Document, on the date the Facility Agreement becomes effective, the provisions of this paragraph 9 shall automatically terminate and be superseded by the terms of the Facility Agreement.

9.3	For the avoidance of doubt, the provisions of this paragraph 9 do not supersede any other confidentiality or non-disclosure agreement or undertaking by any of us or our respective Affiliates or our or their respective representatives in favour of any Buyer Group Member, the Target or their respective Affiliates (whether directly or indirectly through a back-to-back or similar agreement).

10	No announcements

Each of the parties shall not make, and shall cause each of its Affiliates not to make, any public announcement regarding the Merger or any or all of the Facility without the prior consent of each of the other parties (such consent not to be unreasonably withheld or delayed), except to the extent required by law, regulation or applicable governmental or regulatory authority (including any applicable stock exchange or the US Securities and Exchange Commission).

7

11	Assignment

11.1	No party may assign or transfer any of its rights or obligations under the Underwriting Documents without the prior written consent of the other parties, except that you may transfer your rights and obligations under the Underwriting Documents to a newly established limited liability company which has not previously traded, is wholly-owned (other than nominal holdings and director’s qualifying shares), directly or indirectly, by funds managed or advised by a Buyer Group Member, and is incorporated in the PRC or in any other jurisdiction acceptable to the Mandated Lead Arranger and the Underwriter (acting reasonably).

11.2	If, prior to the execution of the Facility Agreement, the Mandated Lead Arranger or the Underwriter is in material breach of its obligations under the Underwriting Documents and has failed to remedy the same within 10 Business Days of written notice by you to such Mandated Lead Arranger or Underwriter in respect of such breach, you shall have the right by notice in writing to replace such Mandated Lead Arranger or Underwriter (the “Defaulting MLA”) with any bank or financial institution (the “Replacement MLA”) selected by you and who confirms its willingness to assume and does assume all the obligations of such Defaulting MLA (in its capacity as Mandated Lead Arranger and as Underwriter) under the Underwriting Documents, provided that such Defaulting MLA must be replaced by such Replacement MLA both in its capacity as Mandated Lead Arranger and as Underwriter. Upon such replacement, each of the parties hereto shall execute amendments to the Underwriting Documents solely to give effect to the replacement and substitution of such Defaulting MLA by such Replacement MLA (pursuant to which such Replacement MLA shall assume all of the rights and obligations of such Defaulting MLA under the Underwriting Documents) and the cessation of such Defaulting MLA as the Mandated Lead Arranger and the Underwriter, provided that (for the avoidance of doubt) such amendments shall not seek to vary the commercial substance of any of the terms of the Underwriting Documents.

12	PERIOD OF OFFER

This offer shall remain in effect until 5p.m., Beijing time, on the date falling 10 Business Days after the date of this Commitment Letter (as may be extended by the Mandated Lead Arranger and the Underwriter in writing), at which time it will automatically expire unless before then the Mandated Lead Arranger and the Underwriter have received your written agreement to this Term Sheet and any Fee Letter or this offer is extended by us in writing.

13	TERMINATION

13.1	Subject to paragraph 14 (Survival), the Mandated Lead Arranger and the Underwriter may give you notice terminating their obligations under the Underwriting Documents if and only if the Closing Date does not occur by the date falling one month after the End Date (as defined in the Merger Agreement).

13.2	Subject to paragraph 14 (Survival), you may terminate this Commitment Letter upon written notice to the Mandated Lead Arranger and the Underwriter at any time.

13.3	Subject to paragraph 14 (Survival), this Commitment Letter shall terminate on the date the Facility Agreement becomes effective.

8

14	SURVIVAL

14.1	The terms of paragraph 2 (Grant of Mandate), paragraph 3 (Information), paragraph 5 (Certain Funds), paragraph 6 (Execution of Facility Agreement), paragraph 8 (Fees and Expenses), paragraph 10 (No Announcements), paragraph 11 (Assignment) and this paragraph 14 to paragraph 21 (Integration) inclusive shall survive and continue after the date the Facility Agreement becomes effective.

14.2	Without prejudice to paragraph 14.1, paragraph 8 (Fees and Expenses) to paragraph 20 (Jurisdiction) inclusive shall survive and continue after any termination or expiry of any Underwriting Document, whether as a result of paragraph 13 (Termination) or otherwise.

15	amendments

No waiver or amendment of any provision of any Underwriting Document shall be effective unless it is in writing and signed by the parties hereto.

16	THIRD PARTY RIGHTS

16.1	A person who is not a party to this Commitment Letter has no right to enforce or to enjoy the benefit of any term of this Commitment Letter.

16.2	Notwithstanding any other term of this Commitment Letter, the consent of any person who is not a party to this Commitment Letter is not required to rescind or vary this Commitment Letter at any time.

17	COUNTERPARTS

Each Underwriting Document may be executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of such Underwriting Document. Delivery of an executed counterpart of a signature page of this Commitment Letter by facsimile transmission or in electronic format (e.g., “.pdf” or “.tif”) is equally as effective as delivery of an original executed counterpart of this Commitment Letter.

18	Notices

18.1	Any communication to be made under or in connection with any Underwriting Document shall be made in writing and, unless otherwise stated, may be made by fax, email or letter.

18.2	Notices and communications to be given to you shall be sent to:

Name:	天津奇信志成科技有限公司
Address:	Building #2, No. 6 Jiuxianqiao Road, Chaoyang District, Beijing, P.R.C. 100015
Attention:	LIN Jing
Email:	linjing@360.cn

18.3	Notices and communications to be given to the Mandated Lead Arranger or the Underwriter shall be sent to:

Name:	China Merchants Bank Co., Ltd. (招商银行股份有限公司)
Address:	CMB TOWER, No. 7088 Shennan Boulevard, Shenzhen, 518040
Attention:	FAN Yuanyuan
Email:	fanyuanyuan@cmbchina.com

9

19	GOVERNING LAW

Each Underwriting Document and each non-contractual obligation arising out of or in connection therewith is governed by the laws of the PRC.

20	JURISDICTION

Any dispute arising out of or in connection with this Commitment Letter shall be submitted to China International Economic and Trade Arbitration Commission (the “Commission”) for arbitration in Beijing which shall be conducted in accordance with the arbitration rules of the Commission in effect at the time of applying for arbitration.

21	INTEGRATION

21.1	The Underwriting Documents form the entire agreement between you and us as to the Facility and replace any previous oral or written understanding or agreement in relation to the Facility or the financing of the Merger (other than as to arranging and underwriting the SPV2 Facility which shall be governed by the SPV2 Underwriting Documents).

21.2	Each of the parties hereto agrees that each of the Underwriting Documents is a binding and enforceable agreement with respect to the subject matter contained herein or therein (including an obligation to negotiate in good faith); it being acknowledged and agreed that, notwithstanding anything to the contrary contained in the Underwriting Documents, the commitments to fund the Facility are subject only to the conditions set forth in paragraph 4 (Underwriting Conditions) of this Commitment Letter.

If you agree to the above, please sign, date and return to the Mandated Lead Arranger the enclosed copies of this Commitment Letter. We look forward to working with you on this transaction.

Yours faithfully,

10

For and on behalf of
China Merchants Bank Co., Ltd. (招商银行股份有限公司)
as Mandated Lead Arranger

[Company chop is affixed]

/s/ Mingjie Xu
Name: Mingjie Xu
Title:

For and on behalf of
China Merchants Bank Co., Ltd. (招商银行股份有限公司)
as Underwriter

[Company chop is affixed]

/s/ Mingjie Xu
Name: Mingjie Xu
Title:

We agree the terms set out above.
Date: December 18, 2015

For and on behalf of
Tianjin Qixin Zhicheng Technology Co., Ltd. (天津奇信志成科技有限公司)

[Company chop is affixed]

/s/ Hongyi Zhou
Name: Hongyi Zhou
Title: Legal Representative

APPENDIX A

TERM SHEET

Facility

(i)        A term loan facility of up to an RMB equivalent of US$3,000,000,000 to Tianjin Qixin Zhicheng Technology Co., Ltd. (“SPV1”) (the “Term Facility”); and

(ii)       A bridge loan facility of up to an RMB equivalent of US$400,000,000 to Tianjin Qixin Tongda Technology Co., Ltd. (“SPV2”) (the “Bridge Facility”).

Borrower	(i) SPV1 for the Term Facility; and (ii) SPV 2 for the Bridge Facility.
Midco	True Thrive Limited.
Merger Sub	New Summit Limited.
Target	Qihoo 360 Technology Co. Ltd (QIHU).
Finance Parties

1.         China Merchants Bank Co., Ltd. (“CMB”) as the facility agent (the “Facility Agent”) and the security agent (the “Security Agent”);

2.         CMB as the underwriter (the “Underwriter”);

3.         CMB and no more than two additional banking institutions jointly appointed by CMB, SPV1 (in relation to the Term Facility) and SPV2 (in relation to the Bridge Facility) as the mandated lead arrangers (the “Mandated Lead Arrangers”); and

4.         CMB and additional banking institutions jointly appointed by CMB, SPV1 (in relation to the Term Facility) and SPV2 (in relation to the Bridge Facility) as the Lender(s) (the “Lenders”).

Original Obligor	SPV1, SPV2, Midco, Merger Sub and Mr. Zhou Hongyi

Purpose

(i)        To fund or cause to be funded, directly or indirectly through Midco or Merger Sub, the transactions contemplated under that certain Agreement and Plan of Merger, entered or to be entered into by the Target, SPV1, SPV2, Midco, Merger Sub and certain other parties identified therein (the “Merger Agreement”), including payment of merger consideration and option consideration for certain of the Target’s securities, the repurchase of the Target’s convertible notes and payment of related fees and expenses of the transactions pursuant to the terms of the Merger Agreement; and

(ii)       To fund payment of fees, costs, expenses and taxes payable in connection with the Finance Documents.

Availability Period	The period from and including the date of the Facility Agreement to and including the date falling 10 months after the date of the Merger Agreement.
Final Maturity Date

1. For the Term Facility, the date falling 7 years after the date of the first utilisation date of the Term Facility. Voluntary prepayment of the Term Facility in whole or in part is allowed. Voluntary prepayments of the Term Facility may be applied to the Term Facility (and any repayment instalments of the Term Facility) as the relevant Borrower shall determine in its sole discretion.

2. For the Bridge Facility, the date falling 12 months after the date of the first utilisation date of the Bridge Facility. The Bridge Facility shall not be extended. Voluntary Prepayment of the Bridge Facility in whole or part is allowed.

Repayment

1. Term Facility: repayment in installments with two and half years grace period. The repayment shall be made on the 21st day of the 30th month following the first utilisation date and every 6 months thereafter. The detailed repayment schedule is as below:

1st year	2nd year	3rd year	4th year	5th year	6th year	7th year
0	0	10% (5% every half year)	30% (15% every half year)	30% (15% every half year)	25% (12.5% every half year)	5% (2.5% every half year)

2. Bridge Facility: the principal shall be repaid in full on the final maturity date.

After a share listing but before the lock-up period (in respect of such listing) expires, the Finance Parties agree to discuss and negotiate with SPV1 and/or SPV2 to make changes to the repayment plan to the extent that it does not affect the interests of the Finance Parties in a materially adverse manner. A written consent from the Finance Parties shall be obtained before making any changes to the repayment plan (other than any change resulting from voluntary prepayment under the current repayment plan).

Interest Periods	6 months.
Interest Rate	The interest rate shall be 111% of the base lending rate for loans of the same tenor as promulgated by the People's Bank of China.
Interest Payment	Accrued interest shall be paid every 6 months on the 21st day of the last month of such 6 months intervals starting from the first utilisation date of the relevant facility (the “Interest Payment Date”).
Closing Date	The date on which the merger is completed under the Merger Agreement.
Target Group	The Target and its subsidiaries from time to time.
Group	The Borrower and its subsidiaries from time to time (including, without limitation, with effect only on and from the Closing Date, the Target Group).
Guarantors

1. Mr. Zhou Hongyi;

2. Material overseas subsidiaries (referring to the subsidiaries whose assets accounted for more than 5%) of the Target (“Overseas Material Subsidiaries”);

3. Tianjin Qisi Technology Co., Ltd.; and

4. Qihoo 360 Software (Beijing) Co., Ltd.

Transaction Security

The security for the Term Facility shall comprise only:

1          Before the Closing Date

(a)       Zhou Hongyi shall provide a personal guarantee in accordance with his shareholding percentage in SPV1 and SPV2, which shall only be enforced after claiming first against all other guarantors and disposal of all the security assets held by the Finance Parties. Such guarantee shall be released after a listing of the Group.

(b)        Pledge of 100% equity interest in SPV1 and pledge of equity interest in SPV2 (the equity interest in SPV2 held by ESOP shall not be pledged).

(c)        SPV2 shall pledge 100% of its shares in Midco.

2          After the Closing Date, to the extent permissible under applicable laws and regulations, the following security shall be added

(a)        Midco shall pledge 100% of its shares in the Target.

(b)       The Target shall provide a debenture over all its assets.

(c)       The Target shall pledge all its shares in the Overseas Material Subsidiaries.

(d)       The Overseas Material Subsidiaries of the Target shall provide guarantees.

(e)        Shares held by the Target in the first tier onshore WFOE and (after the VIE structures have been removed) onshore major business entities originally controlled through VIE structures (including but not be limited to the following companies: Tianjin Qisi Technology Co., Ltd., Qizhi Software (Beijing) Company Limited., Qifei Xiangyi (Beijing) Software Company Limited, Beijing Star World Technology Co., Ltd., Beijing Qihu Technology Company Limited, Qihoo 360 Software (Beijing) Co., Ltd., Quyou Technology Group Co., Ltd., Beijing Sheen Wealth Technology Co., Ltd., Chengdu Boguantonghui Technology Co., Ltd., Shenzhen Qihoo Jianan Intelligent Technology Co., Ltd.) shall be pledged.

(f)        Tianjing Qisi Technology Co., Ltd. and Qihoo 360 Software (Beijing) Co., Ltd. shall provide guarantee.

(g)       The shares hold by the Target in QiKu Internet Network Technology (Shenzhen) Co., Ltd. and Beijing Qi’an’xin Technology Co., Ltd. (after the restructuring) shall be pledged. The Target will only hold part of the shares in Beijing Qi’an’xin Technology Co., Ltd. after restructuring of it, and such shares held by the Target shall all be pledged.

(h)        Before a listing, the shares obtained from each increase of the investment with the amount exceeding US$ 50 million shall be pledge.

(i)         The property of Beijing Chaoyang Jiuxianqiao International Electronics Headquarters (Address: Buildinng 2, 6 Haoyuan, Jiuxianqiao Road, Chaoyang District, Beijing, PRC. 100015, with a floor area of not less than 69205.19 square meters) owned by Beijing Qichuangyousheng Technology Co., Ltd., Qizhi Software (Beijing) Company Limited and Qifei Xiangyi (Beijing) Software Company Limited shall be mortgaged. The property ownership certificate shall be deposited with the Security Agent upon completion of title registration of such property, and the mortgage registration shall be started immediately upon obtaining of the property ownership certificate or completion of the privatization transaction (whichever is later).

(j)        Series of “360” trademarks held by Beijing Qihu Technology Company Limited.

3          After completion of a listing

(a)       Shares of the listed company (excluding shares held by ESOP) held by original shareholders of the SPV2 shall be pledged.

The Bridge Facility is a credit loan for which no transaction security is required.

Financial Covenants

1. Net Debt Coverage Ratio

Net Debt = Consolidated Interest-Bearing Debts of SPV1 – Account Book Cash and Equivalents (including realizable short-term investments which can be changed into cash)

Net Debt Coverage = Net Debt / Consolidated EBITDA of SPV1 in the last four quarters,

which shall not exceed the relevant ratio set forth below:

Year	Ratio
1st year	5.5:1
2nd year	5.0:1
3rd year	4.0:1
4th year	3.5:1
5th year	3.0:1
6th year	2.5:1
7th year	2.0:1

2. Annual capital expenditure (CAPEX)

The annual capital expenditure in the year of 2016, 2017 and 2018 shall not exceed 85%, 70% and 50% respectively of the EBITDA of the preceding year. For the years after 2018, the annual capital expenditure each year shall not exceed 30% of the EBITDA of the preceding year. The amount of capital expenditure that has not been used in the current year can be accumulated to and used in the next year.

After a listing, the restrictions on CAPEX shall be canceled.

No financial covenants shall apply on or prior to the Closing Date.

Other Covenants

(a)   The accounts of SPV1, SPV2, Mid Co and the Merger Sub shall be opened with the Facility Agent and subject to supervision by the Facility Agent; after a listing, the SPV2 or any other proposed listed company shall open a cash management system with the Facility Agent, and its main deposits shall be deposited in the Security Agent.

(b)   The SPV1’s debt service account shall be opened with the Security Agent. Each instalment of interest and principal shall be paid to such debt service account 1 month before the applicable payment date.

(c)   All dividend accounts of shareholders of SPV2 (or the proposed listed entity) should be opened with the Security Agent, the dividend income distributed to such shareholders (excluding Mr. Qi Xiangdong, Mr. Zhou Hongyi and ESOP) shall be used to prepay the facilities.

(d)   After a listing, the sole stock selling account of all the shareholders of the SPV2 (or any other proposed listed entity) (excluding ESOP) should be opened with the Security Agent. An effective tripartite monitoring agreement shall be executed and the proceeds of the sale of the shares shall be used to prepay the facilities first. At the same time, after a listing, in the event that (i) SPV1’s shareholders breach the shareholder agreements or investment agreements, or (ii) disposal of the shares is necessary to perform the supplementary capital increase obligations under the shareholder agreements or investment agreement, SPV1 will notify the Agent and the Agent shall, upon receiving such notice, instruct the securities companies that have executed relevant monitoring agreements to sell the shares of the relevant investors (whether pledged or not) and the proceeds therefrom shall be used to fulfil supplementary capital increase to SPV1 by relevant investors to repay the facility owed by SPV1.

(e)   Immediately before a listing, the guarantee, pledges and/or mortgages of equity interests and assets of any proposed listed entity and its subsidiaries shall be released by the Finance Parties, and such pledges and/or mortgages will not be needed after a listing (except as otherwise agreed). In the event that there is no significant progress on a listing within six months following the releases, such pledges and/or mortgages shall be restored.

(f)    Once the cumulative amount repaid or prepaid, as the case may be, for the Term Facility has reached US$1.5 billion, and the market value of pledged shares is not less than 3 times of the outstanding loan amount, the pledge on the shares of the listed company held by original shareholders of SPV2 (excluding SPV1 and Mr. Zhou Hongyi) can be released, and the proceeds of the sale of such released shares can be transferred out of the monitoring account.

(g)   CMB provides a US$ 200 million working capital facility commitment to Tianjing Qisi Technology Co., Ltd, which will come into effect after the full repayment of the Bridge Facility. In addition, the consent of the Finance Parties shall be obtained for borrowing by the contemplated listed entity and its subsidiary companies (whose total profits account for more than 5% of the consolidated statements).

(h)   The prior consent of the Finance Parties shall be obtained for changes in the shareholdings of SPV1 and its subsidiaries (including SPV2 and the contemplated listing entity) and no actions that may prejudice the value of the shares or involve improper disposal of the assets shall be taken. However, the Finance Parties acknowledge that the Group may conduct a series of shareholding and assets restructuring for a listing and such restructuring will involve Group Members which are required to provide security over its shares or assets for the Term Facility or Bridge Facility. For this purpose, subject to provision of a restructuring plan in advance which is reasonably satisfactory to the Finance Parties, the Finance Parties will cooperate to release or waive the security that has been or will be created over the relevant shares or assets to ensure completion of such restructuring.

No covenants above shall apply on or prior to the Closing Date, except for covenants (a) to (c) to the extent they are related to the opening of any accounts which shall be opened as conditions precedent as set out in the column “Conditions Precedent” below.

Certain Fund Period

Relevant provisions regarding “certain funds” as below shall be included in the Facility Agreement.

The facility will be made available until the end of the Certain Funds Period subject only to the following conditions (the “Certain Funds Conditions”):

1.     the conditions precedent specified under “Conditions Precedent” below have been achieved (each Finance Party acting reasonably and in accordance with the terms of the Commitment Letter);

2.     there being no “Major Event of Default” continuing (i.e. not remedied or waived), and the scope of Major Event of Defaults shall comprise only:

(a)     misrepresentation (subject to the applicable materiality qualifiers and exceptions) by SPV1, the SPV2 and/or Midco in respect of their status, powers and authority to execute relevant Finance Documents, binding obligations under the Finance Documents, execution of the Finance Documents not constituting unlawful activities by the relevant party, legal ownership of shares and assets which are subject to the Transaction Security (each, a “Major Representation”); and

(b)    the following material events of SPV1, SPV2 and/or Midco (in each case, subject to applicable materiality qualifiers and exceptions): non-payment under the Finance Documents, insolvency, insolvency proceedings, invalidity of executed Finance Documents relating to the obligations of any party other than a Finance Party; and

3.      delivery of the applicable utilisation request in accordance with the provisions of the Facility Agreement.

For such purpose, “Certain Funds Period” means “the period from the date of the Facility Agreement to the date falling 10 months after the date of the Merger Agreement”.

During the Certain Funds Period and notwithstanding any other provision, agreement, representation or circumstance, each of the Finance Parties agrees that drawdowns under the Facilities may be made by the Borrowers subject only to the satisfaction (or waiver by the Facility Agent) of the Certain Funds Conditions and that no rights (including rights of set-off or counterclaim) of the Finance Parties will be exercised which could affect or prevent the making of the relevant drawdown or its application for its permitted purpose if the Certain Funds Conditions are satisfied or waived by the Facility Agent and no Finance Party may take any action to cancel, accelerate or cause repayment or prepayment of any utilization unless the entitlement to take any of the foregoing action arises because of a Major Event of Default that is continuing (i.e. not remedied or waived). After the expiry of the Certain Funds Period, all rights and remedies of the Finance Parties shall be available for use and preserved (whether those relate to events or circumstances occurring or subsisting during, or prior to, on or after the expiry of, the Certain Funds Period) even though they may not be available during the Certain Funds Period.

Conditions Precedent

The Conditions Precedent to the first utilization of the Term Facility and the Bridge Facility comprise only:

1.      the following documents of each Original Obligor:

(a)    certificate of incorporation (for offshore companies), business license (for PRC companies) and identity certificate/passport (for individuals);

(b)    articles of association and similar constitutional documents (for companies);

(c)    specimen signature of authorized signatories;

(d)    board resolutions or shareholder resolutions (for companies);

2.      Transaction documents and steps comprising only

(a)    a duly executed copy of the Merger Agreement; and

(b)    completion (or waiver in accordance with the terms of the Merger Agreement) of all conditions precedent to the obligations of the Parent Parties (as defined in the Merger Agreement) to consummate the transactions contemplated by the Merger Agreement set forth in Article VII thereof other than (i) conditions that by their nature are to be satisfied on the Closing Date (as defined in the Merger Agreement) and (ii) any PRC Regulatory Approval (as defined in the Merger Agreement) that is applicable to the Parent Parties consummation of the aforementioned transactions only after the respective utilisation of the Bridge Facility and the Term Facility;

3.      the Facility Agreement duly executed by SPV1 and SPV2 and each of the Fee Letters countersigned by SPV1 and SPV2 respectively;

4.      signing of the guarantee and security documents by the relevant obligors under paragraph 1 of the row titled “Transaction Security” which are required to be signed before the Closing Date;

5.      delivery of documents and certificates which are required to be delivered before the first utilization date under the equity pledge or share charge documents set out in items 1(b) and 1(c) under the column of “Transaction Security” above (e.g. the share certificates, notices and declarations) and completion of governmental registrations which are necessary for such pledge/charge to take effect;

6.      issuance of legal opinions in relation to all applicable jurisdictions only regarding the Original Obligors and the Finance Documents which are required to be signed before the Closing Date;

7.      opening of accounts of SPV1, SPV2, Midco and Merger Sub which should be opened before the Closing Date; and

8.      evidence that the Equity Financing (as defined in the Merger Agreement) shall have been injected into the account of SPV1 and SPV2 (as applicable) in an aggregate amount sufficient for the Parent Parties to consummate the transactions contemplated by the Merger Agreement assuming (i) each of the Term Facility and the Bridge Facility is funded in accordance with the terms of the term sheet relating to such facility and (ii) the Founder Securities (as defined in the Merger Agreement) are terminated in accordance with the terms of the Merger Agreement.

Representation, General Undertakings, Event of Default, Material Adverse Effect, Acquisition related provisions and Miscellaneous Provisions	Such clauses shall be drafted (subject to customary materiality, actual knowledge, grace periods, baskets and thresholds and other customary qualifications applied to the representations and warranties, undertakings, events of default and other material provisions not otherwise specified in this term sheet) on the basis of the current standard form of syndicated loan template published by China Banking Association (the “CBA Template”) and to the extent that no comparable clause is included in the CBA Template, be in the form of the current standard form of the Senior Multicurrency Term and Revolving Facilities Agreement for Leveraged Acquisition Finance Transactions (such standard forms shall be revised accordingly to comply with the provisions in this Term Sheet and should not impose substantive restrictions over the Group which have not set out in this Term Sheet).

Clean-up Period

During the Clean-up Period, any breach of a representation or an undertaking or any default which solely arises with respect to the merger of the Target or the permitted restructuring arrangement, such breach of default shall not constitute an Event of Default, provided that such breach or default:

1.     is capable of being remedied within the Clean-up Period and reasonable steps are being taken to cure it;

2.     does not have and would not reasonably be expected to have a material adverse effect; and

3.     does not exist at the end of the Clean-up Period.

“Clean-up Period” means the period from the Closing Date to the date falling 90 days thereafter.

Assignments and Transfers by the Lender	No party may assign or transfer any of its rights or obligations under the Facility Agreement without the prior written consent of the other parties.
Insolvency of the Finance Parties

Provisions will be included in the Finance Documents to address the position of any Finance Party which is insolvent or which, by reason of financial difficulties, is unable to perform its obligations under the Finance Documents. These will include the following provisions:

(a)    no commitment fee will be payable to such Finance Party;

(b)    the Borrowers will be entitled to require the transfer of the commitment of such Finance Party to another entity identified by the Borrowers, or may prepay such Finance Party’s participation in the facility;

(c)    such Finance Party will not be entitled to vote and its commitment will be disregarded in determining the result of any vote; and

(d)    if the affected Finance Party is the Facility Agent or the Security Agent, the Borrowers or the majority lenders will be entitled to require the appointment of a new Facility Agent or Security Agent in its place, without the cooperation of the existing Facility Agent or Security Agent.

Confidentiality	None of the Finance Parties or the Borrowers shall disclose the confidential information relevant to the facility (subject to the exceptions expressly set forth in the Facility Agreement).
Language	Chinese.
Governing Law	PRC law for the Facility Agreement.
Jurisdiction	The disputes shall be submitted to China International Economic and Trade Arbitration Commission (CIETAC) for arbitration. The seat of the arbitration shall be Beijing.

13